NEWS RELEASE

Joel Jarding Appointed New President and Chief Operating Officer of Birch Mountain

CALGARY, April 9, 2007—Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) is pleased to announce the appointment of Mr. Joel Jarding as President, Chief Operating Officer and Director of Birch Mountain effective May 1, 2007. Since 1982, Mr. Jarding has worked with all seven divisions of Baker Hughes Inc. ("NYSE – BHI"), fulfilling a multitude of operational positions that allowed him to conduct business on five continents. He most recently led Baker Hughes Canada as its Business Development Manager. Mr. Jarding earned a Bachelor of Science Degree in Mechanical Engineering from the South Dakota School of Mines and Technology and a Master of Business Administration Degree from the University of Phoenix.

"The Board is pleased to announce Mr. Jarding will be leading our team," says Kerry Sully, Chairman of Birch Mountain. "Joel will be responsible for the overall leadership and operation of the Company and Doug Rowe, our current President and CEO will become Executive Chairman and CEO. In addition to being Board Chair, Doug will assist in the areas of public market development. Joel has recent experience in building the Canadian arm of a large worldwide operating company, expert knowledge of the oil sands business and an understanding of operating a public company. I’m confident in our go-forward position, working together to fulfill Birch Mountain’s potential."

"This is a great opportunity to work closely with my established oil and gas customers," says Joel. "Birch Mountain’s limestone aggregate and reagent grade limestone will play a significant role in the development and production of the Alberta oil sands. I believe many customers will choose to secure their supply of aggregate and reagent products through Master Service Agreements, a process with which I am very familiar. It is focused on building long-term relationships with a benefit for customers of priority access. As the President, and COO of Birch Mountain, I will have the opportunity to be a leader in the world’s most rapid energy expansion at Fort McMurray."

"We now have the infrastructure in place to be one of the top aggregate producers in Canada, with aggregate productive capacity greater than 9 million tonnes per year" states Doug Rowe, President and CEO. "And our regulatory applications are well advanced to position Birch Mountain as a major lime products supplier. We believe Joel is the person to strengthen our capabilities as an operations company."

Based in Calgary, Birch Mountain is dedicated to developing its extensive mineral properties centered in the oil sands area of northeastern Alberta. Limestone is used by the oil sands industry for roads, concrete and flue-gas scrubbing to remove impurities in air emissions that is essential to the continued development and operation of this industry.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or Kerry Sully, Chairman, Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.